Exhibit 99.3

Explanatory report of the General Partner on data under § 289 ss. 4, § 315 ss. 4 Commercial Code

The data contained in the management report to the group financial statements and the separate financial statements of Fresenius Medical Care AG & Co. KGaA according to § 289 ss. 4, § 315 ss. 4 Commercial Code are explained as follows:

1.     Share capital matters, shareholders, Articles of Association

The Company’s share capital at December 31, 2007 comprises the following:

	Shares (number)	Subscribed capital (€ 000s)	As percentage of subscribed capital

Ordinary shares* / capital	292,786,583	292,787	98.7%
Preference shares /capital	3,778,087	3,778	1.3%
Total	296,564,670	296,565	100.0%

(*) Included are 78,632 ordinary shares, which were granted to employees of the Company in 2007 in a company agreement. These ordinary shares have a two years holding period.

The Company’s shares are non-par bearer shares. They are freely tradable. The rights of the shareholders are governed by the German Stock Corporation Act (Aktiengesetz) and the Company’s Articles of Association. The German Stock Corporation Act stipulates that each ordinary share shall be entitled to one vote at the Company’s General Meeting. Preference shares do no give an entitlement to voting rights unless mandatory legal provisions require otherwise. The holders of preference shares, however, have like the holders of ordinary shares, an unlimited right to participate in the General Meeting, including the right to speak and to ask questions. Implementing the resolution of the annual General Meeting of May 15, 2007, the Company has made a 3 to 1 stock split effective as of 15 June 2007. The Company’s Articles of Association have been adjusted accordingly by adjusting the dividend preference for the preference shares and stipulate from now on that bearers of non-voting preference shares receive a dividend out of the Company’s unappropriated profits which is 0.02 € higher per share than that paid to bearers of ordinary shares, and at least a dividend in an amount of 0.04 € per preference share. The minimum dividend of 0.04 € per preference share takes precedence over the distribution of a dividend on the ordinary shares.

Since the legal form of the Company is that of a partnership limited by shares (KGaA), the General Partner, Fresenius Medical Care Management AG, is responsible for managing and representing the Company. All the shares in the General Partner are held by Fresenius SE. The General Partner does not participate either in the profit or loss or net assets of the Company. The General Partner’s management authority also encompasses exceptional management measures. The right of the General Meeting to approve such measures is excluded in the Articles of Association. Vis-à-vis the General Partner, the Company is represented by the Supervisory Board.

The General Partner will, in accordance with a provision in the Articles of Association, cease to be General Partner of the Company if and when all shares in the General Partner entity are no longer held directly or indirectly by a person, which at the same time must hold, directly or indirectly by means of a controlled company as defined by §17.1 Aktiengesetz

(AktG), more than 25% of the Company’s share capital. Additionally, the General Partner will cease to be General Partner of the Company if the shares in the General Partner are acquired by another person

•	who does not at the same time acquire shares of the Company in the amount of more than 25% of the Company’s capital, or

•

who had not, within three months after the effectiveness of such acquisition, submitted a voluntary or mandatory takeover offer to the Company’s shareholders according to the rules of the German Takeover Act (WpÜG); the fair consideration offered to the shareholders must also reflect the consideration which the purchasers had paid for the share in the General Partner, if the amount for such consideration is above the amount of its equity capital.

By this provision of the Articles of Association, a connection is intended to be established between the interest in the Company and the possibility of influencing the Company (through the interest in the General Partner). The other grounds for withdrawal as provided by the law remain unaffected with respect to the General Partner.

2.     Special Participations in Capital

As at December 31, 2007, Fresenius SE holds 106,603,026 ordinary shares of the Company and thus 36.41% of the Company’s capital with voting rights.

3.     Appointment of the management, amendment of the Articles of Association, authorised and conditional capital

The appointment and removal of members of the Managing Board of the General Partner are governed by § 84 and § 85 AktG. The Supervisory Board of the General Partner exercises this jurisdiction.

Changes in the Articles of Association must be made in accordance with § 179 AktG in conjunction with § 133 AktG. They also require the approval of the General Partner. The Company’s Articles of Association entitle the Company’s Supervisory Board, without a resolution of the General Meeting, to make amendments to the Articles of Association which concern only its wording.

The General Partner is entitled, with the approval of the Supervisory Board, to increase the Company’s share capital as follows by means of authorised capital resolved on by the General Meeting:

•

authorization, in the period up to August 29, 2010 to increase, on one or more occasions, the capital of the Company by up to a total of € 35,000 thousand by issuing new bearer ordinary shares in return for cash contributions (Authorized Capital I).

•

authorization, in the period up to August 29, 2010 to increase, on one or more occasions, the capital of the Company by up to a total of € 25,000 thousand by issuing new bearer ordinary shares in return for cash contributions and/or contributions in kind (Authorized Capital II).

In both cases, the General Partner is entitled, under certain circumstances and with the approval of the Supervisory Board, to decide on the exclusion of shareholders’ pre-emption rights. An exclusion of pre-emption rights is admissible in the case of Authorized Capital I only for fractional amounts. In the case of Authorized Capital II, an exclusion of pre-emption rights is only admissible if (i) in the case of a capital increase for cash, the proportion of the capital attributable to the new shares does not exceed 10% of the capital at the time of the issue of the new shares and the issue price of the new shares is not significantly less than the stock exchange price of the shares of the same class and rights already listed at the time of the final determination of the issue price by the General Partner, or (ii) in the case of a capital increase in consideration of contributions in kind, the grant of shares should be for the purpose of acquiring companies, parts of companies or an interest in a company.

In addition, the following conditional capitals are in place for the various share options programs of the Company:

•

The Company’s share capital has been increased conditionally by up to € 3,550 thousand. This conditional increase in capital will only be carried out to the extent that convertible bonds are issued in accordance with the Employee Participation Scheme in accordance with the shareholders’ resolution on September 24, 1996 and the holders of such convertible bonds exercise their conversion rights.

•

The Company’s share capital has been increased conditionally by up to € 2,497 thousand. The conditional increase in capital will only be carried out to the extent that convertible bonds are issued in accordance with the Stock Option Plan in accordance with the shareholders’ resolutions on June 10, 1998 and May 30, 2000 and the holders of such options exercise their rights.

•

The Company’s share capital has been increased conditionally by up to € 8,181 thousand. The conditional increase in capital will only be carried out to the extent that convertible bonds were issued in accordance with the International Employee Participation Scheme in accordance with the shareholders’ resolution on May 23, 2001 and the holders of such convertible bonds exercise their conversion rights.

•

The Company’s share capital has been increased conditionally by up to € 15,000 thousand. The conditional share capital increase will only be carried out to the extent that options were issued in accordance with the Stock Option Plan 2006 based on the shareholders’ resolution taken on May 9, 2006 and on May 15, 2007, the holders of such options exercise their rights and the Company does not issue any own (treasury) shares to settle the options; in the case of options issued to members of the Managing Board of the General Partner entity, the Supervisory Board of that entity shall be responsible.

No authorization by the General Partner for the acquisition by the Company of its own shares exists.

4.     Significant Contracts of the Company

Major agreements relating to a number of long-term financing agreements are in place, which are subject to various change of control conditions following a takeover offer. These contain change of control clauses with typical market terms; under these terms, creditors are given the right to terminate agreements early (normally where the change of control involves the Company’s rating being down-graded).

The employment contracts of the managing Board members of the General Partner contain no express provisions for the event a change of control.

Hof an der Saale, April 2008

Fresenius Medical Care AG & Co. KGaA
The General Partner
Fresenius Medical Care Management AG
The Management Board